Midtown Partners & Co., LLC 4218 West Linebaugh Avenue Tampa, FL 33624 Phone: 813.885.5744 ¿ Fax: 813.885.5911

November 4, 2009

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Pamela Long

Re:	Spheric Technologies, Inc.

Registration Statement 333-154274

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representative of the several Underwriters, hereby joins in the request of Spheric Technologies, Inc. for acceleration of the effective date of the above-captioned Registration Statement so that it becomes effective on November 5, 2009 at 5:00 p.m., or as soon thereafter as practicable.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated May 15, 2009 (the “Preliminary Prospectus”) commenced May 21, 2009 and continued through July 6, 2009. As of the date hereof, approximately 110 copies of the Preliminary Prospectus have been distributed to prospective underwriters, institutional investors, dealers and others. In addition, this will confirm that the undersigned will comply with, and that we have been informed by participating underwriters and dealers that they will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

The undersigned was advised on October 22, 2009 by the Corporate Finance Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements of the offering.

Sincerely,

/s/ Bruce Jordan
Bruce Jordan
President